St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

St.Jude RESOURCES LTD.

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)
#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566

www.stjudegold.com

04036739

August 30, 2004

RECEIVED
2004 SEP -8 P 12:04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

To update the records of the above, enclosed please find a copy of our News Release #154 which was disseminated on today's date.

Should you have any questions or require anything further in this regard, please feel free to contact our office at any time.

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

for MICHAEL A. TERRELL,
President

/mjh
enclosures

PROCESSED
SEP 09 2004
THOMSON FINANCIAL

dlw 9/8

St. Jude RESOURCES LTD.

NEWS RELEASE

St. Jude Intersects Gold North of Southern Deposits in Ghana

Vancouver, August 30, 2004 - St. Jude Resources Ltd. (SJD-TSX.V) is pleased to announce drill results from the Abada target on the Hwini Butre concession in Ghana, West Africa. Abada is located between the Southern Deposits at Hwini Butre and the Subriso deposits to the north on the company's adjoining Benso Concession. Highlights from this latest round of drilling include **16 meters of 3.77 g/t, 10 meters of 4.84 g/t**. and **14 meters of 3.06 g/t**. Highlights from previously announced exploration drilling at Abada (shown in grey below) included **27 meters of 2.41 g/t, 14 meters of 2.32 g/t** and **22 meters of 2.10 g/t**. A drill plan is attached and a table of the results follows:

Hole #	Dip Degree	Azimuth	Coordinates		From - To	Interval Width	Grade
			North (m)	East (m)	(m)	(m)	g/t Au
ABD-15	-45	90	17768.99	2750.92	34-39	5	2.44
ABD-16	-45	90	17573.60	2687.99	19-21	2	2.76
					28-44	**16**	**3.77**
ABD-17	**-45**	**90**	**17642.87**	**2714.83**	**34-44**	**10**	**4.84**
					36-44	**8**	**5.85**
ABD-18	-60	90	17619.85	2708.39	21-23	2	31.08
					56-65	9	2.3
ABD-19	-65	90	17677.06	2734.52	24-48	24	1.44
					24-30	6	2.66
					33-42	9	1.12
					44-48	4	1.43
ABD-20	-65	90	17725.54	2744.83	50-53	3	1.39
					50-62	12	0.96
ABD-21	**-45**	**270**	**17675.21**	**2784.92**	**41-59**	**18**	**2.05**
					48-59	**11**	**2.86**
ABD-22	**-45**	**270**	**17694.13**	**2785.52**	**27-47**	**20**	**2.33**
					27-41	**14**	**3.06**
ABD-23	-45	270	17727.69	2788.01	20-32	12	1.03
ABD-24	-45	270	17703.49	2817.42	49-50	1	9.73
					89-99	10	1.43
					89-92	3	3.43
ABD-25	**-45**	**270**	**17652.44**	**2774.87**	**38-53**	**15**	**2.79**
ABD-26	-45	90	17598.51	2710.78	29-35	6	1.54
					42-43	1	8.09
ABD-27	-45	90	17550.87	2671.36	25-26	1	1.42
					42-43	1	1.82
ABD-28	-45	90	17565.36	2650.2	72-73	1	5.87
					92-98	6	1.10
ABD-29	**-45**	**90**	**17817.91**	**2751.37**	**61-73**	**12**	**2.16**

ABD-30	-65	90	17768.88	2749.95	67-76	9	1.94
					67-81	14	1.40
ABD-34	-45	90	17527.13	2663.22	2-9	7	1.6
					6-9	3	3.05
					2-23	21	0.84
ABD-35	**-65**	**90**	**17598.32**	**2690.09**	**111-121**	**10**	**2.67**
ABD-36	-65	270	17614.48	2760.17	55-60	5	3.57
ABD-37	-70	90	17747.39	2750.33	43-44	1	14.50
					63-67	4	1.17
ABD-38	-70	270	17652.12	2776.71	79-80	1	7.91
					104-107	3	3.01

Results below have been previously announced in 2001 and 2002 and are included for reference only

ABD- 01	**45**	**90**	**17702.19**	**2744.93**	**2-29**	**27**	**2.41**
ABD-02	45	90	17747.51	2751.58	30-34	4	1.03
ABD-03	45	90	17598.59	2690.79	53-57	4	2.59
ABD-07	**45**	**90**	**17677.21**	**2734.28**	**13-35**	**22**	**2.10**
ABD-08	**45**	**90**	**17662.47**	**2701.48**	**53-60**	**7**	**2.43***
ABD-10	45	90	17644	2705	41-43	2	1.90
ABD-11	45	90	17549	2690	6-8	2	1.62
					43-44	1	1.13
ABD-12	**45**	**90**	**17688**	**2712**	**55-69**	**14**	**2.32**
ABD-13	60	270	17675	2760	7-31	24	1.81
ABD-14	60	270	17706	2792	31-33	2	3.16
					53-69	16	1.37

*ended in mineralization

St. Jude is encouraged by drilling to date from the Abada target, which remains open along strike in both directions as well as down dip. The mineralization now traced for over 300 meters is associated with a broad fracture zone in Birimian metavolcaniclastics; the gold appears to be non-refractory and is closely associated with a quartz stockwork system and sulphide mineralization. These results will be incorporated in the resource estimate update being prepared on the Hwini Butre property where a significant resource has been established at the Southern Deposits (see inset map). Abada is one of several highly prospective targets that remain to be explored on the Hwini Butre concession. St. Jude's exploration is under the direct supervision of George A. Flach, B.Sc.,P.Geo., who is the Qualified Person responsible for the design and management of the drill program.

St. Jude is a leading West African explorer focused on the discovery and development of gold deposits amenable to low cost mining techniques. The company's projects in Ghana and Burkina Faso now cover over 1,071 sq. km. (264,000 acres) of one of the richest and most productive gold bearing regions in the world. With over $11 million in cash, no debt, expanding gold resources, new discoveries and several advanced exploration targets, St. Jude is well positioned to continue its strong growth.

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President

For further information, please contact:
Todd McMurray
Vice President, Corporate Development
St. Jude Resources Ltd.
Suite #200, 5405 - 48th Avenue
Delta, British Columbia
Canada, V4K 1W6
Tel: +1 - 604 - 940 - 6565
Fax: +1 - 604 - 940 - 6566
Or visit the company's website at:
www.stjudegold.com



St. Jude Resources Ltd.
Hwini-Butre Concession
Ghana
Abada
Manso
4 kilometres
Apatunso
Breminsu
Edum Banso
RAILROAD
POWERLINE
HWINI-BUTRE
CONCESSION
41.5 sq km
Edum
Dominase
Seikrom
Adoikrom
Father Brown
Dabokrom
Mpohor
Dabokrom
Southern Deposits
Adiokrom, Father Brown, Dabokrom
Resource of 936,000 oz Gold
Indicated: 562,000 oz
Inferred: 374,000 oz
A.G. Barrett August, 2004
St.Jude
RESOURCES LTD.
STJUDEGOLD.COM
ABD-29
17815 N
ABD-15
ABD-30
17770 N
17745 N
ABD-2
ABD-37
17725 N
ABD-23
ABD-5
ABD-20
ABD-6
ABD-14
ABD-24
17700 N
ABD-4
ABD-1
17690 N
ABD-22
ABD-12
ABD-7
ABD-19
17675 N
ABD-13
ABD-21
17660 N
ABD-8
ABD-25
ABD-38
17645 N
ABD-10
ABD-17
17620 N
ABD-9
ABD-18
ABD-36
17600 N
ABD-3
ABD-35
ABD-26
ABD-16
17570 N
ABD-28
17550 N
ABD-27
ABD-11
ABD-32
17525 N
ABD-34
ABD-31
17505 N
ABD-33
N
W
E
S
AUGUST 2004
0 10 20 30 40 50
metres
ABADA DRILL PLAN
Hwini-Butre Project
GHANA

St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

www.stjudegold.com

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)
#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566

August 31, 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

Following the implementation of the SEDI system (System for Electronic Disclosure by Insiders) in June 2003, we have generated and enclosed copies of the Summary Reports of the most recent insider transactions to update your records for the following insiders:

- Michael A. Terrell (period: July 31-August 31, 2004).

We trust the enclosed is in order and remain,

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

for: MICHAEL A. TERRELL,
President

/mjh
enclosure

Insider transaction detail - View details for insider

2004-09-01 17:49 ET

Transactions sorted by : Insider
Insider family name : TERRELL (Starts with)
Given name : Michael A. (Starts with)
Transaction date range : July 31, 2004 - August 31, 2004

Insider name: TERRELL, Michael A.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Issuer name: St. Jude Resources Ltd.													
Insider's Relationship to Issuer: 4 - Director of Issuer													
Security designation: Common Shares Class "A"													
310995	2004-08-19	2004-08-30	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+10,000	1.2000	546,990						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
310999	2004-08-20	2004-08-30	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+5,000	1.2800	551,990						
311000	2004-08-20	2004-08-30	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+3,000	1.2900	554,990						
311001	2004-08-23	2004-08-30	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+2,500	1.1900	557,490						
311003	2004-08-25	2004-08-30	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+2,500	1.1000	559,990						
311004	2004-08-25	2004-08-30	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+500	1.1500	560,490						
311005	2004-08-25	2004-08-30	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+4,000	1.1700	564,490						
311011	2004-08-25	2004-08-30	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+12,500	1.1800	576,990						
311014	2004-08-26	2004-08-30	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+10,000	1.1500	586,990						
311016	2004-08-27	2004-08-30	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+5,000	1.1200	591,990						
311019	2004-08-30	2004-08-30	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+13,000	1.2000	604,990						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
312346	2004-08-30	2004-09-01	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+5,000	1.1200	609,990						
312353	2004-08-31	2004-09-01	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+3,000	1.1500	612,990						